EXHIBIT TO ITEM 77I
Touchstone Funds Group Trust
Terms of New or Amended Securities

Touchstone Arbitrage Fund Class A, Class C, Class Y and
Institutional Class

The officers of Touchstone Funds Group Trust are authorized and directed to issue and sell shares of beneficial interest of the Touchstone Arbitrage Fund, Class A, C, Y and Institutional shares, to the public.
Each Class share of beneficial interest has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Declaration of Trust and the Multiple Class Plan Pursuant to Rule 18f-3 of
Touchstone Funds Group Trust.

A description of each Class of shares of the Touchstone
Arbitrage Fund is incorporated by reference to the Post-
Effective Amendment No. 72 to the Registration Statement as filed with the SEC via EDGAR on September 30, 2013
(Accession No. 0001104659-13-072992).